DREYFUS GNMA FUND, INC.

               MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

      A Special Meeting of Shareholders of Dreyfus GNMA Fund, Inc. (the "Fund") was held on December 18, 2002. Out of a total of 70,801,824.239 shares ("Shares") entitled to vote at the meeting, a total of 42,668,737.009 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Fund's outstanding Shares as follows:

                 The Fund changed its investment objective from
                providing high current income consistent with the
               preservation of capital to maximizing total return,
             consisting of capital appreciation and current income.


      Affirmative Votes       Against Votes                 Abstained
      Votes
      35,024,570.035          5,065,138.017
       2,579,028.957